July 24, 2015

Via EDGAR

Marla L. Ransom
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Pazoo, Inc.
       Revised Preliminary Information Statement on Schedule 14C
       Filed June 29, 2015
       File No. 001-36793

Dear Ms. Ransom:

I write in response to your letter dated July 15, 2015 wherein the United States Securities and Exchange Commission (the “Commission”) proposed certain comments with regard to this filing.

Accordingly, today we have filed a Revised Preliminary Information Statement on Schedule 14C to the previously filed Preliminary Information Statement on Schedule 14C.  For ease of review we have attached to this letter a copy of the Revised Preliminary Information Statement on Schedule 14C which highlights the changes we feel address the comments of the Commission.

We respond the Commission’s comments as follows:

General

1.
We note your revised disclosure that the increase in authorized shares relates to the financing agreements with Premier Venture Partners LLC, Kodiak Capital Partners, LLC and "certain convertible promissory notes." Please include the information required by Item 11 of Schedule 14A with respect to these financing agreements. See Note A to Schedule 14A.

Response: We have inserted a table, with explanatory language, which we believe include the information required by Item 11 of Schedule 14A.

2.	Please include the representations included at the end of our letter dated April 23, 2015 ("Tandy Representations") in your next response letter.

Response:  The requested language is included within this response.

In responding to the Commission’s comments, Pazoo, Inc. acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to e-mail me at David @pazoo.com with any further communications.

Yours sincerely,

/s/ David Cunic

Chief Executive Officer